EXHIBIT 99.1

For Immediate Release 21-9-TR	Date:	February 25, 2021

Teck Media and Investor Webcast Advisory

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer Don Lindsay, EVP and Chief Operating Officer Red Conger, and SVP and Chief Financial Officer Jonathan Price, will be participating in a fireside chat at the BMO Capital Markets 30th Annual Global Metals & Mining conference on Monday, March 1, 2021 at 12:30 p.m. Eastern/9:30 a.m. Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The presentation will be webcast through the following link at: https://bmo.qumucloud.com/view/2021-gmm-teck.

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com